Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction
China Broadband Ltd.	Cayman Islands
Sinotop Group Limited	Hong Kong
Beijing Sino Top Scope Technology Co., Ltd.	PRC
Beijing China Broadband Network Technology Co., Ltd.	PRC
Jinan Guangdian Jiahe Broadband Co., Ltd.	PRC
Jinan Zhongkuan Dian Guang Information Technology Co., Ltd.	PRC
Shandong Lushi Media Co., Ltd.	PRC
Wanshi Wangjing Media Technologies (Beijing) Co., Ltd.	PRC